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                                                            EXHIBIT 99.1


     CAMTEK REPORTS GROWING PENETRATION OF HIGH-VOLUME SECTOR
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     *Approximately $6.5 Million in New Sales & Orders by Major American,
      European & Asian manufacturers;
     *All Orders for Multiple Systems

MIGDAL HA'EMEK, ISRAEL, -AUGUST 23, 2000- Camtek Ltd. (NASDAQ: CAMT), a designer, developer, manufacturer and marketer of automated optical inspection
(AOI) systems and related products for the printed circuit board (PCB) electronics market, announced today new sales and purchase orders for a significant number of their AOI systems by several major companies in the high-end high-volume sector of their market.

The sales and orders totaling approximately $6.5 million represent both new clients, such as Herco and Fuba, as well as repeat orders, such as AT&S. The Asian orders are similarly grouped. Camtek said that Herco Technology Corporation, a major North American manufacturer of printed circuit boards, selected it to be their AOI supplier for inspection of advanced inner layer and outer layer product. Herco Technology awarded Camtek this order following an intensive three months head-on evaluation between Camtek's Orion-604 and a major competitor's system. AT&S and Fuba are both major European producers of printed circuit boards. The Asian orders similarly represent four major printed circuit board manufacturers.

"As Herco layer counts and product technology continue to advance, our primary goal was to find the best AOI system available that featured excellent detectability on a dense product with high throughput. The Orion-604 answered all our AOI requirements", said Mark Golden, Herco's Director of Quality.


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CAMTEK Q2-2000/2


"The Herco purchase together with the sales orders from AT&S and Fuba, emphasize our growing penetration of the high-end PCB market and our ability to offer a superior AOI solution for advanced boards in a high volume environment", stated Mr. Rafi Amit, President of Camtek.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha'emek Israel, Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective automated optical inspection systems and related products, used to detect defects and ensure quality during the manufacturing process in the printed circuit boards and advanced substrates industries. Camtek has sold over five hundred of its AOI systems in 27 countries worldwide.

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Except for historical information, the matters discussed in this news release may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include declarations regarding the current intent, belief or expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements, including those regarding the ability to obtain new contracts, and future profitability involve a number of risks and uncertainties that could materially affect actual results. Such risks and uncertainties include our ability to keep pace with rapidly changing technology, a reduction in demand for our products, competition, acceptance of automated optical inspection systems and other items identified in the Company's registration statements filed with the Securities and Exchange Commission.